

September 9, 2014

Via E-mail
Mr. Craig Martin
General Counsel
WideOpenWest Finance, LLC
7887 East Belleview Avenue, Suite 1000
Englewood, Colorado 80111

Re: **WideOpenWest Finance, LLC**
   Form 10-K for the Year Ended December 31, 2013
   Filed March 17, 2014
   File No. 333-187850

Dear Mr. Martin:

  We have reviewed your filing and have the following comment. Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to our comment, we may have additional comments.

Elements of Executive Compensation, page 61

1. We note that the company pegged bonus awards under the 2013 MBP to EBITDA. In future filings, please disclose the EBITDA target for the year being discussed. Refer to Instruction 4 to Item 402(b) of Regulation S-K. Likewise, please explain in your Management's Discussion and Analysis how the company calculates EBITDA. Please refer to Item 10(e) of Regulation S-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director